U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               For the quarterly period ended December 31, 1997



               New Century Energies, Inc. (File No. __________)
                     (Name of Registered Holding Company)

                   1225 17th Street, Denver, Colorado 80202
                  (Address of Principal Executives Offices)

                          NEW CENTURY ENERGIES, INC.
                                 FORM U-9C-3
                   For the Quarter Ended December 31, 1997

                              Table of Contents

                                                                          Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      1

Item 3.  Associated Transactions                                             1

Item 4.  Summary of Aggregate Investment                                     3

Item 5.  Other Investments                                                   3

Item 6.  Financial Statements and Exhibits                                   3

SIGNATURE

Item 1. - ORGANIZATION CHART

Omitted pursuant to the general instructions for Item 1.


Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

CAPTIAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution
-------                          -------                    ------------

New Century - Cadence, Inc.      Cadence Network LLC        $178,000


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting  Associate
Company    Company   Types of    Direct      Indirect       Cost        Total
Rendering  Receiving Services    Costs       Costs          or          Amount
Services   Services  Rendered    Charged     Charged        Capital     Billed
--------   --------  --------    -------     -------        -------     ------

NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate            Reporting
Company              Company     Types of       Direct      Indirect    Cost        Total
Rendering            Receiving   Services       Costs       Costs       of          Amount
Services             Services    Rendered       Charged     Charged     Capital     Billed
--------             --------    --------       -------     -------     -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

   Total consolidated capitalization as of
     December 31, 1997                        $ 4,880,500              Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                    732,075              Line 2

   Greater of $50 million or line 2                         $732,075   Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related
    business)
      Energy-related business                       2,828
        Total current aggregate investment                     2,828   Line 4
                                                               -----

   Difference between the greater of $50 million
   or 15% of capitalization and the total
   aggregate investment of the registered holding
   company system (line 3 less line 4)                      $729,247   Line 5
                                                            ========

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line              Other                 Other
of Energy-Related       Investment in Last    Investment in This      Reason for Difference in
Business                U-9C-3 Report         U-9C-3 Report           Other Investment
--------                -------------         -------------           ----------------
NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Omitted pursuant to the general instructions for Item 6.

B.   Exhibits:

      NONE.


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



                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.



                                                      By /s/ Teresa S. Madden
                                                      Teresa S. Madden
                                                      Controller and Secretary


March 31, 1998

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 1997 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO   80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY   82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas   78711

New Mexico Public Utility Commission
224 E. Palace Avenue
Santa Fe, NM   87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS   66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK   73105

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